United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2021

ARRIVED HOMES, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

999 3rd Avenue, Suite 3300

Seattle, WA 98105

(Full mailing address of principal executive offices)

206-659-7920

(Issuer’s telephone number)

Arrived Homes Series Lierly LLC; Arrived Homes Series Soapstone LLC; Arrived Homes Series Patrick; Arrived Homes Series Pecan; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived Homes platform (described below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived Homes platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular under the heading “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes, LLC, a Delaware series limited liability company, (which we refer to as “we”, “us” “our” “Arrived” or “Company”) was formed in July 2020 to permit public investment in specific single family rental homes. Arrived Holdings, Inc. is the manager of the Company (our “manager”). We believe people should have the freedom to move around to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single family homes, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re living in at that time. By investing together we align incentives towards creating value for everyone.

Since its formation in July 2020, our company has been engaged primarily in preparing to acquire properties for its planned series offerings, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Recent Developments

Acquisitions

Arrived Homes Series Soapstone, a series of Arrived Homes, LLC, (“Series Soapstone”) completed the acquisition of the Arrived Homes Series Soapstone property for a purchase price of $220,000 on January 20, 2021, prior to the start of its offering. Series Soapstone purchased the Arrived Homes Series Soapstone property from Arrived Homes, LP, an affiliate of the manager, who originally paid $217,500 for the property. To pay the $220,000 Arrived Homes Series Soapstone property purchase price, Series Soapstone issued a promissory note to our owner affiliate, the former owner of the Arrived Homes Series Soapstone property, in the amount of $220,000.

Arrived Homes Series Lierly, a series of Arrived Homes, LLC, (“Series Lierly”) completed the acquisition of the Series Lierly property for a purchase price of $215,000 on January 20, 2021, prior to the start of its offering. Series Lierly purchased the Series Lierly property from Arrived Homes, LP, an affiliate of the manager, who originally paid $212,500 for the property. To pay the $215,000 Series Lierly property purchase price, Series Lierly issued a promissory note to our owner affiliate, the former owner of the Series Lierly property, in the amount of $215,000.

Arrived Homes Series Pecan, a series of Arrived Homes, LLC, (“Series Pecan”) completed the acquisition of the Series Pecan property for a purchase price of $208,495 on January 1, 2021, prior to the start of its offering. Series Pecan purchased the Series Pecan property from the manager, who originally paid $198,500 for the property. To pay the $208,495 Series Pecan property purchase price, Series Pecan issued a promissory note to the manager, the former owner of the Series Pecan property, in the amount of $208,495.

Arrived Homes Series Patrick, a series of Arrived Homes, LLC, (“Series Patrick”) completed the acquisition of the Series Patrick property for a purchase price of $210,205 on January 4, 2021, prior to the start of its offering. Series Patrick purchased the Series Patrick property from the manager, who originally paid $191,000 for the property. To pay the $210,205 Arrived Homes Series Patrick LLC property purchase price, Series Patrick issued a promissory note to the manager, the former owner of the Arrived Homes Series Patrick LLC property, in the amount of $210,205.

Arrived Homes Series Plumtree, a series of Arrived Homes, LLC, (“Series Plumtree”) completed the acquisition of the Series Plumtree property for a purchase price of $202,950 on January 4, 2021, prior to the start of its offering. Series Plumtree purchased the Series Plumtree property from the manager, who originally paid $190,000 for the property. To pay the $202,950 Series Plumtree property purchase price, Series Plumtree issued a promissory note to the manager, the former owner of the Series Plumtree property, in the amount of $202,950.

Arrived Homes Series Chaparral, a series of Arrived Homes, LLC, (“Series Chaparral”) completed the acquisition of the Series Chaparral property for a purchase price of $197,965 on January 14, 2021, prior to the start of its offering. Series Chaparral purchased the Series Chaparral property from the manager, who originally paid $184,900 for the property. To pay the $197,965 Series Chaparral property purchase price, Series Chaparral issued a promissory note to the manager, the former owner of the Series Chaparral property, in the amount of $197,965.

Arrived Homes Series Kingsley, a series of Arrived Homes, LLC, (“Series Kingsley”) completed the acquisition of the Series Kingsley property for a purchase price of $315,000.00 on June 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Kingsley property on behalf of Series Kingsley for $215,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Luna, a series of Arrived Homes, LLC, (“Series Luna”) completed the acquisition of the Series Luna property for a purchase price of $215,000.00 on June 14, 2021, prior to the start of its offering. The manager has secured a loan on the Series Luna property on behalf of Series Luna for $150,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Holloway, a series of Arrived Homes, LLC, (“Series Holloway”) completed the acquisition of the Series Holloway property for a purchase price of $340,000.00 on June 16, 2021, prior to the start of its offering. The manager has secured a 1oan on the Series Holloway property on behalf of Series Holloway for $221,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Lallie, a series of Arrived Homes, LLC, (“Series Lallie”) completed the acquisition of the Series Lallie property for a purchase price of $370,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Lallie property on behalf of Series Lallie for $240,500.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Badminton, a series of Arrived Homes, LLC, (“Series Badminton”) completed the acquisition of the Series Badminton property for a purchase price of $255,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Badminton property on behalf of Series Badminton for $174,200.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Shoreline, a series of Arrived Homes, LLC, (“Series Shoreline”) completed the acquisition of the Series Shoreline property for a purchase price of $255,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Shoreline property on behalf of Series Shoreline for $165,750.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Summerset, a series of Arrived Homes, LLC, (“Series Summerset”) completed the acquisition of the Series Summerset property for a purchase price of $255,000.00 on June 21, 2021, prior to the start of its offering. The manager has secured a loan on the Series Summerset property on behalf of Series Summerset for $165,750.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Spencer, a series of Arrived Homes, LLC, (“Series Spencer”) completed the acquisition of the Series Spencer property for a purchase price of $300,000.00 on June 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Spencer property on behalf of Series Spencer for $195,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Basil, a series of Arrived Homes, LLC, (“Series Basil”) completed the acquisition of the Series Basil property for a purchase price of $202,500.00 on June 25, 2021, prior to the start of its offering. The manager has secured a loan on the Series Basil property on behalf of Series Basil for $131,625.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Dewberry, a series of Arrived Homes, LLC, (“Series Dewberry”) completed the acquisition of the Series Dewberry property for a purchase price of $190,000.00 on June 29, 2021, prior to the start of its offering. The manager has secured a loan on the Series Dewberry property on behalf of Series Dewberry for $121,225.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Centennial, a series of Arrived Homes, LLC, (“Series Centennial”) completed the acquisition of the Series Centennial property for a purchase price of $285,000.00 on June 4, 2021, prior to the start of its offering. The manager has secured a loan on the Series Centennial property on behalf of Series Centennial for $190,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Eastfair, a series of Arrived Homes, LLC, (“Series Eastfair”) completed the acquisition of the Series Eastfair property for a purchase price of $215,000.00 on June 9, 2021, prior to the start of its offering. The manager has secured a loan on the Series Eastfair property on behalf of the Series for $150,000.00, at a fixed annual interest rate of 0.04625, for a term of 5 Years, Interest Only.

Arrived Homes Series Coatbridge, a series of Arrived Homes, LLC, (“Series Coatbridge”) completed the acquisition of the Series Coatbridge property for a purchase price of $215,000.00 on July 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Coatbridge property on behalf of Series Coatbridge for $139,750.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Windsor, a series of Arrived Homes, LLC, (“Series Windsor”) completed the acquisition of the Series Windsor property for a purchase price of $350,000.00 on July 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Windsor property on behalf of Series Windsor for $227,500.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Roseberry, a series of Arrived Homes, LLC, (“Series Roseberry”) completed the acquisition of the Series Roseberry property for a purchase price of $325,000.00 on August 2, 2021, prior to the start of its offering. The manager has secured a loan on the Series Roseberry property on behalf of Series Roseberry for $211,250.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Splash, a series of Arrived Homes, LLC, (“Series Splash”) completed the acquisition of the Series Splash property for a purchase price of $215,000.00 on May 3, 2021, prior to the start of its offering. The manager has secured a loan on the Series Splash property on behalf of Series Splash for $122,500.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only.

Arrived Homes Series Tuscan, a series of Arrived Homes, LLC, (“Series Tuscan”) completed the acquisition of the Series Tuscan property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager has secured a loan on the Series Tuscan property on behalf of Series Tuscan for $181,480.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only.

Arrived Homes Series Malbec, a series of Arrived Homes, LLC, (“Series Malbec”) completed the acquisition of the Series Malbec property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager originally purchased the Series Malbec property on a line of credit from Groundfloor Finance at a fixed annual interest rate of 9%, and later refinanced the Series Malbec property into a loan on behalf of Series Malbec for $208,585.00, at a fixed annual interest rate of 4.625%, on July 9, 2021, for a term of 30 years with interest only payments in the first 5 years.

Arrived Homes Series Pinot, a series of Arrived Homes, LLC, (“Series Pinot”) completed the acquisition of the Series Pinot property for a purchase price of $324,216.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Pinot property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Pinot property into a loan on behalf of the Series for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 years.

Arrived Homes Series Salem, a series of Arrived Homes, LLC, (“Series Salem”) completed the acquisition of the Series Salem property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Salem property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Salem property into a loan on behalf of Series Salem for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 Years.

Impact of the COVID-19 Coronavirus Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a pandemic. As we are just beginning our operations, COVID-19 has not had an impact on our business to date. The rapid development and fast-changing nature of the COVID-19 pandemic creates many unknowns that could have a future material impact on our operations and the operations of each of our series. The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our series properties are and will be located are among the unknowns. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six-month period ended June 30, 2021 are listed in the table below:

Revenues
Applicable Series	6/30/2021
Chaparral	$4,350
Lierly	$4,425
Patrick	$4,500
Pecan	$4,350
Plumtree	$4,325
Soapstone	$4,800

Operating Expenses

The Company incurred $16,672 in operating expenses during the six-month period ended June 30, 2021. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

During the six-month period ended June 30, 2021, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2021:

Operating Expenses
Applicable Series	6/30/2021
Chaparral	$2,481
Lierly	$2,885
Patrick	$2,907
Pecan	$2,767
Plumtree	$2,571
Soapstone	$3,061

Other Expenses

For the six months ended June 30, 2021, each series incurred interest expenses and offering expenses. The following table summarizes the total of such expenses by series as of June 30, 2021:

Other Expenses
Applicable Series	6/30/2021
Chaparral	$1,106
Lierly	$1,388
Patrick	$1,124
Pecan	$1,171
Plumtree	$1,177
Soapstone	$1,359

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. The following table summarizes the cash and cash equivalents by series as of June 30, 2021:

Cash & Cash Equivalents
Applicable Series	6/30/2021
Chaparral	$11,422
Lierly	$5,592
Patrick	$13,320
Pecan	$13,684
Plumtree	$17,365
Soapstone	$3,161

Plan of Operations

We intend to list our series properties for lease with a real estate broker, if not already rented upon acquisition. The asking rent for the series properties is expected to be in the range which is consistent with other single family homes in a given market area. We intend to hold the series properties for 5-7 years during which time, we will operate the series properties as a rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than 5 years or to hold a property for more than 7 years. Additionally, any sale of a property will be subject to lessee rights and we would attempt to time sales with lessee rights in mind, either by timing sales with anticipated lease terminations or by assigning the lease to a new buyer where allowed under applicable laws.

We plan to launch a number of additional series and related offerings in the next twelve months. As of the current date, we do not know how many series we will be offering, however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period following qualification of our Form 1-A by the SEC will not exceed the maximum amount allowed under Regulation A. The proceeds from any offerings closed during the next twelve months will be used to acquire additional properties for the series conducting the offerings.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2021, but was not reported.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES, LLC

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2021 (UNAUDITED)

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$3,161	$5,592	$13,684	$13,320	$17,365	$11,422	$64,543
Prepaid expenses	983	935	836	840	846	784	5,223
Due from related party	6,387	6,133	-	-	241	-	12,762
Total current assets	10,531	12,660	14,520	14,160	18,452	12,206	82,528
Property and equipment, net	217,333	212,394	206,822	208,546	199,777	195,010	1,239,883
Deposits	1,600	-	1,450	1,500	1,450	1,450	7,450
Total assets	$229,464	$225,054	$222,792	$224,206	$219,679	$208,666	$1,329,861

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$4,046	$3,917	$2,625	$2,294	$2,448	$734	$16,066
Due to related party	-	-	2,390	1,807	-	1,275	5,472
Distribution payable	1,300	1,324	1,497	1,701	1,743	1,677	9,241
Total current liabilities	5,346	5,241	6,512	5,802	4,191	3,686	30,779
Tenant deposits	1,600	-	1,450	1,500	1,450	1,450	7,450
Loan payable, net	126,419	129,262	112,212	107,663	109,561	102,797	687,914
Total liabilities	133,365	134,503	120,174	114,965	115,202	107,933	726,143

Members’ equity
Membership contributions	97,019	91,723	103,703	110,473	105,643	101,646	610,208
Accumulated deficit	(920)	(1,172)	(1,085)	(1,232)	(1,166)	(913)	(6,490)
Total members’ equity	96,099	90,551	102,618	109,241	104,477	100,733	603,718
Total liabilities and members’ equity	$229,464	$225,054	$222,792	$224,206	$219,679	$208,666	$1,329,861

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2020

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$-	$-	$-	$-	$-
Prepaid expenses	-	-	-	-	-	-	-
Due from related party	-	-	-	-	-	-	-
Total current assets	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	-	-	-	-
Deposits	-	-	-	-	-	-	-
Total assets	$-	$-	$-	$-	$-	$-	$-

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$-	$-	$-	$-	$-	$-	$-
Due to related party	-	-	-	-	-	-	-
Distribution payable	-	-	-	-	-	-	-
Total current liabilities	-	-	-	-	-	-	-
Tenant deposits	-	-	-	-	-	-	-
Loan payable, net	-	-	-	-	-	-	-
Total liabilities	-	-	-	-	-	-	-

Members’ equity
Membership contributions	-	-	-	-	-	-	-
Accumulated deficit	-	-	-	-	-	-	-
Total members’ equity	-	-	-	-	-	-	-
Total liabilities and members’ equity	$-	$-	$-	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

	Series Soapstone	Series Lierly	Series Pecan	Series Patrick	Series Plumtree	Series Chaparral	Consolidated
Rental income	$4,800	$4,425	$4,350	$4,500	$4,325	$4,350	$26,750
Total revenue	4,800	4,425	4,350	4,500	4,325	4,350	26,750

Operating expenses:
Depreciation	1,500	1,466	1,431	1,443	1,384	1,350	8,574
Insurance	326	251	229	182	209	201	1,398
Management fees	634	590	615	645	504	610	3,600
Repair and maintenance	-	-	-	182	-	133	315
Property taxes	601	578	492	457	474	187	2,789
Total operating expenses	3,061	2,885	2,767	2,909	2,571	2,481	16,676

Income from operations	1,739	1,540	1,583	1,591	1,754	1,869	10,074

Other income (expense), net
Interest expense	(1,359)	(1,388)	(1,171)	(1,124)	(1,177)	(1,106)	(7,325)
Total other income (expense), net	(1,359)	(1,388)	(1,171)	(1,124)	(1,177)	(1,106)	(7,325)

Net income	$380	$152	$412	$467	$577	$763	$2,751

See accompanying, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	Series Soapstone	Series Lierly	Series Pecan	Series Patrick	Series Plumtree	Series Chaparral	Consolidated
Rental income	$-	$-	$-	$-	$-	$-	$-
Total revenue	-	-	-	-	-	-	-

Operating expenses:
Depreciation	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	-	-	-	-	-	-	-
Total operating expenses	-	-	-	-	-	-	-

Income from operations	-	-	-	-	-	-	-

Other income (expense), net
Interest expense	-	-	-	-	-	-	-
Total other income (expense), net	-	-	-	-	-	-	-

Net income	$-	$-	$-	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Series Soapstone	Series Lierly	Series Pecan	Series Patrick	Series Plumtree	Series Chaparral	Consolidated

Balance at January 1, 2021	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	97,019	91,723	103,703	110,473	105,643	101,646	610,208
Distributions	(1,300)	(1,324)	(1,497)	(1,701)	(1,743)	(1,677)	(9,241)
Net income	380	152	412	467	577	763	2,751
Balance at June 30, 2021 (unaudited)	$96,099	$90,551	$102,618	$109,239	$104,477	$100,733	$603,718

Balance at July 13, 2020 (inception)	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	-	-	-	-	-	-	-
Distributions	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-
Balance at December 31, 2020	$-	$-	$-	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Cash flows from operating activities:
Net income	$380	$152	$412	$467	$577	$763	$2,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,500	1,466	1,431	1,443	1,384	1,350	8,574
Amortization	48	48	17	17	41	39	210
Changes in operating assets and liabilities:
Prepaid expenses	(983)	(935)	(836)	(840)	(846)	(784)	(5,224)
Due from related party	(6,387)	(6,133)	-	-	(241)	-	(12,761)
Accrued expenses	4,046	3,917	2,625	2,294	2,448	734	16,065
Due to related party	(797)	(714)	240	823	(376)	809	(14)
Net cash provided by (used in) operating activities	(2,193)	(2,199)	3,889	4,205	2,988	2,911	9,602
Cash flows from financing activities:
Net proceeds from loans	126,334	129,177	112,449	106,569	109,506	102,732	686,767
Repayments of related party notes	(220,000)	(215,000)	(208,495)	(210,205)	(202,950)	(197,965)	(1,254,615)
Member contributions	99,020	93,614	105,841	112,751	107,821	103,742	622,789
Net cash provided by financing activities	5,354	7,791	9,795	9,115	14,377	8,509	54,941
Net change in cash and cash equivalents	3,161	5,592	13,684	13,320	17,365	11,422	64,543
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$3,161	$5,592	$13,684	$13,320	$17,365	$11,422	$64,543

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$442	$452	$389	$373	$383	$359	$2,397

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment with related party notes payable	$220,000	$215,000	$208,495	$210,205	$202,950	$197,965	$1,254,615
Capitalized title fees	$-	$-	$1,067	$1,066	$-	$-	$2,133
Security deposits	$1,600	$-	$1,450	$1,500	$1,450	$1,450	$7,450
Offering expenses	$2,000	$1,891	$2,138	$2,278	$2,178	$2,096	$12,582
Distributions	$1,300	$1,324	$1,497	$1,701	$1,743	$1,677	$9,241

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Cash flows from operating activities:
Net income	$-	$-	$-	$-	$-	$-	$-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	-	-	-	-	-	-	-
Amortization	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Prepaid expenses	-	-	-	-	-	-	-
Due from related party	-	-	-	-	-	-	-
Accrued expenses	-	-	-	-	-	-	-
Due to related party	-	-	-	-	-	-	-
Net cash provided by operating activities	-	-	-	-	-	-	-
Cash flows from financing activities:
Net proceeds from loans	-	-	-	-	-	-	-
Repayments of related party notes	-	-	-	-	-	-	-
Member contributions	-	-	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-	-	-
Net change in cash and cash equivalents	-	-	-	-	-	-	-
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 (AUDITED) AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 (UNAUDITED)

NOTE 1: NATURE OF OPERATIONS

Arrived Homes, LLC (the “Company”) is a Delaware Series limited liability company formed on July 13, 2020 under the laws of Delaware. The Company was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series”, that management intends to establish. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

Arrived Homes Series Soapstone, a series of Arrived Homes, LLC, (“Series Soapstone”) completed the acquisition of the Arrived Homes Series Soapstone property for a purchase price of $220,000 on January 20, 2021, prior to the start of its offering. Series Soapstone purchased the Arrived Homes Series Soapstone property from Arrived Homes, LP, an affiliate of the manager, who originally paid $217,500 for the property. To pay the $220,000 Arrived Homes Series Soapstone property purchase price, Series Soapstone issued a promissory note to our owner affiliate, the former owner of the Arrived Homes Series Soapstone property, in the amount of $220,000.

Arrived Homes Series Lierly, a series of Arrived Homes, LLC, (“Series Lierly”) completed the acquisition of the Series Lierly property for a purchase price of $215,000 on January 20, 2021, prior to the start of its offering. Series Lierly purchased the Series Lierly property from Arrived Homes, LP, an affiliate of the manager, who originally paid $212,500 for the property. To pay the $215,000 Series Lierly property purchase price, Series Lierly issued a promissory note to our owner affiliate, the former owner of the Series Lierly property, in the amount of $215,000.

Arrived Homes Series Pecan, a series of Arrived Homes, LLC, (“Series Pecan”) completed the acquisition of the Series Pecan property for a purchase price of $208,495 on January 1, 2021, prior to the start of its offering. Series Pecan purchased the Series Pecan property from the manager, who originally paid $198,500 for the property. To pay the $208,495 Series Pecan property purchase price, Series Pecan issued a promissory note to the manager, the former owner of the Series Pecan property, in the amount of $208,495.

Arrived Homes Series Patrick, a series of Arrived Homes, LLC, (“Series Patrick”) completed the acquisition of the Series Patrick property for a purchase price of $210,205 on January 4, 2021, prior to the start of its offering. Series Patrick purchased the Series Patrick property from the manager, who originally paid $191,000 for the property. To pay the $210,205 Arrived Homes Series Patrick LLC property purchase price, Series Patrick issued a promissory note to the manager, the former owner of the Arrived Homes Series Patrick LLC property, in the amount of $210,205.

Arrived Homes Series Plumtree, a series of Arrived Homes, LLC, (“Series Plumtree”) completed the acquisition of the Series Plumtree property for a purchase price of $202,950 on January 4, 2021, prior to the start of its offering. Series Plumtree purchased the Series Plumtree property from the manager, who originally paid $190,000 for the property. To pay the $202,950 Series Plumtree property purchase price, Series Plumtree issued a promissory note to the manager, the former owner of the Series Plumtree property, in the amount of $202,950.

Arrived Homes Series Chaparral, a series of Arrived Homes, LLC, (“Series Chaparral”) completed the acquisition of the Series Chaparral property for a purchase price of $197,965 on January 14, 2021, prior to the start of its offering. Series Chaparral purchased the Series Chaparral property from the manager, who originally paid $184,900 for the property. To pay the $197,965 Series Chaparral property purchase price, Series Chaparral issued a promissory note to the manager, the former owner of the Series Chaparral property, in the amount of $197,965.

In May 2021, the Company offered Series Lierly, Series Soapstone, Series Pecan, Series Patrick, Series Plumtree and Series Chaparral Interests to the general public.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Unaudited Interim Financial Information

The accompanying consolidated financial statements for the six months ended June 30, 2021 and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, reflect all adjustments necessary to present fairly the Company’s financial position as of June 30, 2021 and results of its operations, and cash flows for the periods ended June 30, 2021. The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.

Use of Estimates

The preparation of the consolidated financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its Series. There was no financial activity in any such Series in 2020. All inter-company transactions and balances have been eliminated on consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Management Compensation

The Manager will receive from each Series an annual asset management fee equal to one percent (1%) of the capital contributions to that Series. Additionally, pursuant to the operating agreement, the Manager (as defined later) will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per Series offering), our operations, and the acquisition of properties and in connection with third parties providing services. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion.

Property Management Fee

As compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the manager will receive the difference as income. If a Series property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Property Disposition Fee

Upon the disposition and sale of a Series property, each Series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the manager will receive the difference as income.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased Series property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the building value. All capitalized property and equipment costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2021.

Operating Expenses

Each Series of the Company will be responsible for the costs and expenses attributable to the activities of the Company related to such Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of such Series property, the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series property, and/or (c) cause additional interests to be issued in such Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each Series is used for rental purposes and earns rental income on a monthly basis. Rental income is recognized over the length of the contract as the performance obligation is satisfied over time.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception. See revenue recognition policy above for the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Property will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company plans to incur significant costs in pursuit of its capital financing plans, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Building	$165,000	$161,250	$157,052	$158,368	$151,745	$148,009	$941,424
Land	55,000	53,750	52,124	52,551	50,738	49,491	313,654
Total	220,000	215,000	209,176	210,919	202,483	197,500	1,255,078
Less: Accumulated depreciation	(2,667)	(2,606)	(2,354)	(2,373)	(2,706)	(2,490)	(15,195)
Property and equipment, net	$217,333	$212,394	$206,822	$208,546	$199,777	$195,010	$1,239,883

Depreciation expense was $8,574 for the six months ended June 30, 2021.

NOTE 5: LOAN PAYABLE

The purchases of each Series property were funded by promissory notes to the Manager, which was later refinanced in part by mortgage loans secured against the Series properties from Arvest Bank. The mortgage loans from Arvest Bank bear interest at a rate of 4.00% per annum and must be repaid within 10 years of the date of closing of the purchase of each Series property. Loan fees totaling $8,402 incurred in connection with the mortgages were capitalized as a debt discount and are being amortized over the life of the loans. As of June 30, 2021, all mortgage loans remain outstanding.

As of June 30, 2021, loan payable, net of unamortized discount, consists of the following:

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Outstanding principal of mortgages	$128,250	$131,100	$112,860	$108,300	$111,150	$104,310	$695,970
Unamortized loan fees	(1,831)	(1,838)	(648)	(637)	(1,589)	(1,513)	(8,056)
Loan payable, net	$126,419	$129,262	$112,212	$107,663	$109,561	$102,797	$687,914

NOTE 5: MEMBERS’ EQUITY

The Company is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Contributions

In May 2021, the following Series offerings closed, and such Series raised the following amounts net of brokerage fees and offering expenses:

Date	Series	Amount Raised
05/04/2021	Series Soapstone	$97,019
05/04/2021	Series Lierly	91,723
05/04/2021	Series Pecan	103,703
05/04/2021	Series Patrick	110,473
05/07/2021	Series Plumtree	105,643
05/07/2021	Series Chaparral	101,646

In connection with the raise, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker upon the financing. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross offering proceeds per Series offering. Each Series recorded the offering expense reimbursement and corresponding amount due to the Manager upon the completion of the financing.

Distributions

As of June 30, 2021, the Company determined the distributions to be made to the investors of each Series. The distributions are included on the consolidated balance sheet as of June 30, 2021 and were paid in July 2021.

NOTE 7: RELATED PARTY TRANSACATIONS

Promissory Notes

Each Series acquired the respective property via a promissory note to the Manager in 2021.

The purchase price for Series Soapstone property was funded by a promissory note to the Manager with a principal amount of $220,000, which was later refinanced in part by a mortgage loan secured against the Series Soapstone property from Arvest Bank in the amount of $128,250 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.0% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Soapstone repaid the entire $220,000 loan to Holdings.

The purchase price for Series Lierly property was funded by a promissory note to the Manager with a principal amount of $215,000, which was later refinanced in part by a mortgage loan secured against the Series Lierly property from Arvest Bank in the amount of $131,000 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.0% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Lierly repaid the entire $215,000 loan to Holdings.

The purchase price for Series Pecan property was funded by a promissory note to the Manager with a principal amount of $208,495, which was later refinanced in part by a mortgage loan secured against the Series Pecan property from Arvest Bank in the amount of $112,860 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Pecan repaid the entire $208,495 loan to Holdings.

The purchase price for Series Patrick property was funded by a promissory note to the Manager with a principal amount of $210,205, which was later refinanced in part by a mortgage loan secured against the Series Patrick property from Arvest Bank in the amount of $108,300 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Patrick repaid the entire $210,205 loan to Holdings.

The purchase price for Series Plumtree property was funded by a promissory note to the Manager with a principal amount of $202,950, which was later refinanced in part by a mortgage loan secured against the Series Plumtree property from Arvest Bank in the amount of $111,150 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Plumtree repaid the entire $202,950 loan to Holdings.

The purchase price for the Series Chaparral property was funded by a promissory note to the Manager with a principal amount of $197,965, which was later refinanced in part by a mortgage loan secured against the Series Chaparral property from Arvest Bank in the amount of $104,310 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Chaparral repaid the entire $197,965 loan to Holdings.

Due to (from) Related Party

The Company enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. All transactions are recorded at arm’s length. The Manager controls two affiliated entities:

Arrived Services, LLC – Arrived Services, LLC, or Arrived Services, was formed on May 29, 2019 as a Delaware limited liability company with Arrived Holdings, Inc. is its sole member and manager. Arrived Services serves as the sole general partner of Arrived Homes, LP and, as such, manages the lease agreements, rent collection, and tenant communications for the residential rental properties owned by Arrived Homes, LP. Additionally, Arrived Services manages a rental listing program accessible on the Arrived Homes platform.

Arrived Homes, LP – Arrived Homes, LP was formed on May 29, 2019 as a Delaware limited partnership with Arrived Services, LLC as its sole general partner and manager of its business. Arrived Homes, LP was established to invest in real estate properties. It owned the two properties that were sold to Arrived Homes Series Lierly LLC and Arrived Homes Series Soapstone LLC.

Due to (from) related party balances for each Series consist of:

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Due from Arrived Services, LLC	$4,464	$4,115	$-	$-	$-	$-	$8,579
Due from (to) Arrived Holdings, LLC	(948)	(765)	(2,390)	(1,807)	241	(1,275)	(6,944)
Due to Arrived Homes, LP	2,871	2,782	-	-	-	-	5,654
Due to (from) related party, net	$6,387	$6,133	$(2,390)	$(1,807)	$241	$(1,275)	$7,289

For Series Soapstone and Lierly, due from Arrived Services balances includes rental income earned by each Series and collected by Services.

Management Fees

Asset Management Fees - The Manager will receive from each Series an annual asset management fee equal to one percent (1%) of the capital contributions to that Series. The Company has accrued asset management fees owed to the Manager through June 30, 2021 upon each Series’ contributions in May 2021 (see Note 6).

Property Management Fees - As compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the manager will receive the difference as income. If a Series property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Management fees expense by each Series consist of the following:

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Asset management fees	$250	$236	$267	$285	$272	$262	$1,573
Property management fees	384	354	348	360	232	348	2,026
Management fees	$634	$590	$615	$645	$504	$610	$3,599

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 28, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Arrived Homes Series Kingsley, a series of Arrived Homes, LLC, (“Series Kingsley”) completed the acquisition of the Series Kingsley property for a purchase price of $315,000.00 on June 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Kingsley property on behalf of Series Kingsley for $215,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Luna, a series of Arrived Homes, LLC, (“Series Luna”) completed the acquisition of the Series Luna property for a purchase price of $215,000.00 on June 14, 2021, prior to the start of its offering. The manager has secured a loan on the Series Luna property on behalf of Series Luna for $150,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Holloway, a series of Arrived Homes, LLC, (“Series Holloway”) completed the acquisition of the Series Holloway property for a purchase price of $340,000.00 on June 16, 2021, prior to the start of its offering. The manager has secured a 1oan on the Series Holloway property on behalf of Series Holloway for $221,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Lallie, a series of Arrived Homes, LLC, (“Series Lallie”) completed the acquisition of the Series Lallie property for a purchase price of $370,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Lallie property on behalf of Series Lallie for $240,500.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Badminton, a series of Arrived Homes, LLC, (“Series Badminton”) completed the acquisition of the Series Badminton property for a purchase price of $255,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Badminton property on behalf of Series Badminton for $174,200.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Shoreline, a series of Arrived Homes, LLC, (“Series Shoreline”) completed the acquisition of the Series Shoreline property for a purchase price of $255,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Shoreline property on behalf of Series Shoreline for $165,750.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Summerset, a series of Arrived Homes, LLC, (“Series Summerset”) completed the acquisition of the Series Summerset property for a purchase price of $255,000.00 on June 21, 2021, prior to the start of its offering. The manager has secured a loan on the Series Summerset property on behalf of Series Summerset for $165,750.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Spencer, a series of Arrived Homes, LLC, (“Series Spencer”) completed the acquisition of the Series Spencer property for a purchase price of $300,000.00 on June 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Spencer property on behalf of Series Spencer for $195,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Basil, a series of Arrived Homes, LLC, (“Series Basil”) completed the acquisition of the Series Basil property for a purchase price of $202,500.00 on June 25, 2021, prior to the start of its offering. The manager has secured a loan on the Series Basil property on behalf of Series Basil for $131,625.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Dewberry, a series of Arrived Homes, LLC, (“Series Dewberry”) completed the acquisition of the Series Dewberry property for a purchase price of $190,000.00 on June 29, 2021, prior to the start of its offering. The manager has secured a loan on the Series Dewberry property on behalf of Series Dewberry for $121,225.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Centennial, a series of Arrived Homes, LLC, (“Series Centennial”) completed the acquisition of the Series Centennial property for a purchase price of $285,000.00 on June 4, 2021, prior to the start of its offering. The manager has secured a loan on the Series Centennial property on behalf of Series Centennial for $190,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Eastfair, a series of Arrived Homes, LLC, (“Series Eastfair”) completed the acquisition of the Series Eastfair property for a purchase price of $215,000.00 on June 9, 2021, prior to the start of its offering. The manager has secured a loan on the Series Eastfair property on behalf of the Series for $150,000.00, at a fixed annual interest rate of 0.04625, for a term of 5 Years, Interest Only.

Arrived Homes Series Coatbridge, a series of Arrived Homes, LLC, (“Series Coatbridge”) completed the acquisition of the Series Coatbridge property for a purchase price of $215,000.00 on July 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Coatbridge property on behalf of Series Coatbridge for $139,750.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Windsor, a series of Arrived Homes, LLC, (“Series Windsor”) completed the acquisition of the Series Windsor property for a purchase price of $350,000.00 on July 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Windsor property on behalf of Series Windsor for $227,500.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Roseberry, a series of Arrived Homes, LLC, (“Series Roseberry”) completed the acquisition of the Series Roseberry property for a purchase price of $325,000.00 on August 2, 2021, prior to the start of its offering. The manager has secured a loan on the Series Roseberry property on behalf of Series Roseberry for $211,250.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Splash, a series of Arrived Homes, LLC, (“Series Splash”) completed the acquisition of the Series Splash property for a purchase price of $215,000.00 on May 3, 2021, prior to the start of its offering. The manager has secured a loan on the Series Splash property on behalf of Series Splash for $122,500.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only.

Arrived Homes Series Tuscan, a series of Arrived Homes, LLC, (“Series Tuscan”) completed the acquisition of the Series Tuscan property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager has secured a loan on the Series Tuscan property on behalf of Series Tuscan for $181,480.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only.

Arrived Homes Series Malbec, a series of Arrived Homes, LLC, (“Series Malbec”) completed the acquisition of the Series Malbec property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager originally purchased the Series Malbec property on a line of credit from Groundfloor Finance at a fixed annual interest rate of 9%, and later refinanced the Series Malbec property into a loan on behalf of Series Malbec for $208,585.00, at a fixed annual interest rate of 4.625%, on July 9, 2021, for a term of 30 years with interest only payments in the first 5 years.

Arrived Homes Series Pinot, a series of Arrived Homes, LLC, (“Series Pinot”) completed the acquisition of the Series Pinot property for a purchase price of $324,216.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Pinot property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Pinot property into a loan on behalf of the Series for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 years.

Arrived Homes Series Salem, a series of Arrived Homes, LLC, (“Series Salem”) completed the acquisition of the Series Salem property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Salem property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Salem property into a loan on behalf of Series Salem for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 Years.

ITEM 4. EXHIBITS

2.1	Certificate of Formation of Arrived Homes, LLC (incorporated by reference to Exhibit 2.1 to the Form 1-A filed on September 9, 2020)

2.2	Operating Agreement of Arrived Homes, LLC (incorporated by reference to Exhibit 2.2 to the Form 1-A filed on September 9, 2020)

3.1	Form of Series Designation of Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 3.1 to the Form 1-A filed on January 12, 2021)

4.1	Form of subscription agreement of Arrived Homes Series [*] LLC, a Series of Arrived Homes, LLC (incorporated by reference to Exhibit 4.1 to the Form 1-A filed on January 12, 2021)

6.1	Broker Dealer Agreement, dated September 23, 2020, between Arrived Homes LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)

6.2	Form of Purchase and Sale Agreement dated October 26, 2020, between Arrived Holdings, Inc. and Arrived Homes Series Lierly LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.2 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)

6.3	Form of Promissory Note between Arrived Homes Series Lierly LLC, a series of Arrived Holdings, LLC, and Arrived Holdings, Inc. (incorporated by reference to Exhibit 6.3 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)

6.4	Form of Property Management Agreement dated [*], 202[*], between Blue Canopy Realty and Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.4 to the Form 1-A filed on January 12, 2021)

6.5	Form of Purchase and Sale Agreement dated October 26, 2020, between Arrived Holdings, Inc. and Arrived Homes Series Soapstone LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.5 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)

6.6	Promissory Note between Arrived Homes Series Soapstone LLC, a series of Arrived Holdings, LLC, and Arrived Holdings, Inc. (incorporated by reference to Exhibit 6.6 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)

6.7	Form of Purchase and Sale Agreement dated January 4, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Patrick LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.7 to the Form 1-A filed on January 12, 2021)

6.8	Form of Software and Services License Agreement dated [*], 2020 by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc. (incorporated by reference to Exhibit 6.8 to the Form 1-A filed on September 9, 2020)

6.9	Promissory Note between Arrived Homes Series Patrick LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 4, 2021 (incorporated by reference to Exhibit 6.9 to the Form 1-A filed on January 12, 2021)

6.10	Form of Purchase and Sale Agreement dated January 1, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Pecan LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.10 to the Form 1-A filed on January 12, 2021)

6.11	Promissory Note between Arrived Homes Series Pecan LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 1, 2021 (incorporated by reference to Exhibit 6.11 to the Form 1-A filed on January 12, 2021)

6.12	Form of Membership Interest Purchase Agreement dated January 4, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Plumtree LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.12 to the Form 1-A filed on January 12, 2021)

6.13	Promissory Note between Arrived Homes Series Plumtree LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 4, 2021 (incorporated by reference to Exhibit 6.13 to the Form 1-A filed on January 12, 2021)

6.14	Form of Membership Interest Purchase Agreement dated January 14, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Chaparral LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.14 to the Form 1-A filed on January 12, 2021)

6.15	Promissory Note between Arrived Homes Series Chaparral LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 14, 2021 (incorporated by reference to Exhibit 6.15 to the Form 1-A filed on January 12, 2021)

6.16*	Membership Interest Purchase Agreement dated April 30, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Splash LLC, a series of Arrived Homes, LLC

6.17*	Promissory Note between Arrived Homes Series Splash LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated April 30, 2021

6.18*	Membership Interest Purchase Agreement dated May 12, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Tuscan LLC, a series of Arrived Homes, LLC

6.19*	Promissory Note between Arrived Homes Series Tuscan LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated May 12, 2021

6.20*	Contract of Sale Residential dated May 11, 2021 by and between the seller and Arrived SC Kingsley, LLC

6.21*	Promissory Note between Arrived Homes Series Kingsley LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 1, 2021

6.22*	Offer to Purchase and Contract dated May 14, 2021 by and between certain sellers and Arrived NC Centennial, LLC

6.23*	Promissory Note between Arrived Homes Series Centennial LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 7, 2021

6.24*	Contract of Sale Residential dated May 14, 2021 by and between the seller named therein and Arrived SC Eastfair, LLC

6.25*	Promissory Note between Arrived Homes Series Eastfair LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 4, 2021

8.1*	Form of Escrow Agreement dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 8.1 to the Form 1-A filed on January 12, 2021)

*	previously filed

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2021
Ryan Frazier	(principal executive officer)
Chief Executive Officer and Director of Arrived Homes, LLC

Arrived Holdings, Inc.	Managing Member	September 28, 2021

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer